SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

EASTMAN KODAK COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

277461406

(CUSIP Number)

Paul Friedman

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-3990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277461406	Schedule 13D	Page 2 of 31

1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,016,010
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,016,010
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,016,010
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% (1)
14	TYPE OF REPORTING PERSON (See instructions) IA

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s (as defined herein) 41,858,737 shares of Common Stock (as defined herein) outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 3 of 31

1	NAMES OF REPORTING PERSONS BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,300,389
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,300,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,389
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 4 of 31

1	NAMES OF REPORTING PERSONS Blue Mountain Credit Alternatives Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,145,926
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,145,926
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,145,926
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 5 of 31

1	NAMES OF REPORTING PERSONS Blue Mountain CA Master Fund GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,145,926
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,145,926
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,145,926
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 6 of 31

1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,030,454
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,030,454
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,030,454
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 7 of 31

1	NAMES OF REPORTING PERSONS BlueMountain Guadalupe Peak Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 201,328
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 201,328
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,328
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 8 of 31

1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,231,782
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,231,782
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,231,782
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 9 of 31

1	NAMES OF REPORTING PERSONS BlueMountain Distressed Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 371,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 371,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,759
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 10 of 31

1	NAMES OF REPORTING PERSONS BlueMountain Distressed GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 371,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 371,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,759
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 11 of 31

1	NAMES OF REPORTING PERSONS BlueMountain Strategic Credit Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 278,671
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 278,671
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,671
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 12 of 31

1	NAMES OF REPORTING PERSONS BlueMountain Strategic Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 278,671
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 278,671
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,671
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 13 of 31

1	NAMES OF REPORTING PERSONS BlueMountain Timberline Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 341,929
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 341,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,929
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 14 of 31

1	NAMES OF REPORTING PERSONS BlueMountain Credit Opportunities Master Fund I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,007,146
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,007,146
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,146
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 15 of 31

1	NAMES OF REPORTING PERSONS BlueMountain Credit Opportunities GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,007,146
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,007,146
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,146
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 16 of 31

1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 265,105
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 265,105
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,105
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 17 of 31

1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 265,105
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 265,105
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,105
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 18 of 31

1	NAMES OF REPORTING PERSONS AAI BlueMountain Fund PLC*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,407
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 180,407
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,407
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

*	The shares of Common Stock and the Warrants (as defined herein) are owned by BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund Plc.
(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 19 of 31

1	NAMES OF REPORTING PERSONS BlueMountain Montenvers Master Fund SCA SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 193,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 193,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 20 of 31

1	NAMES OF REPORTING PERSONS BlueMountain Montenvers GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 193,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 193,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014.

CUSIP No. 277461406	Schedule 13D	Page 21 of 31

Item 1. Security of the Issuer.

This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D filed on September 13, 2013 (as amended by Amendment No. 1 thereto filed on October 8, 2013, “Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Eastman Kodak Company, a New Jersey corporation (the “Issuer”), net-share settled warrants to purchase Common Stock at an exercise price of $14.93 per share (the “125% Warrants”) and net-share settled warrants to purchase Common Stock at an exercise price of $16.12 per share (the “135% Warrants” and together with the 125% Warrants, the “Warrants”). The Issuer’s principal executive office is located at 343 State Street, Rochester, New York 14650. Unless specifically amended hereby, the disclosures set forth in Schedule 13D remain unchanged. Capitalized terms used and not defined in this Amendment No. 2 have the meaning set forth in Schedule 13D. This Amendment No. 2 is being filed to amend Items 2, 3, 5 and 7 of Schedule 13D as follows:

Item 2. Identity and Background.

Item 2(a)-(c) of Schedule 13D is hereby deleted and replaced with the following:

(a-c) This Statement is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

(i)	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Credit Alternatives”), with respect to the Common Stock and Warrants directly owned by it;

(ii)	Blue Mountain CA Master Fund GP, Ltd., a Cayman Islands exempted limited company (“BMCA GP”), with respect to the Common Stock and Warrants directly owned by Credit Alternatives;

(iii)	BlueMountain Long/Short Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Long/Short Credit”), with respect to the Common Stock and Warrants directly owned by it;

(iv)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership (“Guadalupe”), with respect to the Common Stock and Warrants directly owned by it;

(v)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“Long/Short Credit GP”), with respect to the Common Stock and Warrants directly owned by each of Long/Short Credit and Guadalupe;

(vi)	BlueMountain Distressed Master Fund L.P., a Cayman Islands exempted limited partnership (“Distressed”), with respect to the Common Stock and Warrants directly owned by it;

(vii)	BlueMountain Distressed GP, LLC, a Delaware limited liability company (“Distressed GP”), with respect to the Common Stock and Warrants directly owned by Distressed;

(viii)	BlueMountain Strategic Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Strategic Credit”), with respect to the Common Stock and Warrants directly owned by it;

(ix)	BlueMountain Strategic Credit GP, LLC, a Delaware limited liability company (“Strategic Credit GP”), with respect to the Common Stock and Warrants directly owned by Strategic Credit;

(x)	BlueMountain Kicking Horse Fund, L.P., a Cayman Islands exempted limited partnership (“Kicking Horse”), with respect to the Common Stock and Warrants directly owned by it;

(xi)	(x)BlueMountain Kicking Horse Fund GP, LLC, a Delaware limited liability company (“Kicking Horse GP”), with respect to the Common Stock and Warrants directly owned by Kicking Horse;

(xii)	BlueMountain Credit Opportunities Master Fund I, L.P., a Cayman Islands exempted limited partnership (“COF”, and together with Credit Alternatives, Long/Short Credit, Guadalupe, Distressed, Strategic Credit and Kicking Horse, the “Partnerships”), with respect to the Common Stock and Warrants directly owned by it;

(xiii)	BlueMountain Credit Opportunities GP I, LLC, a Delaware limited liability company (“COF GP”), with respect to the Common Stock and Warrants directly owned by COF;

(xiv)	BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable share capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg (“Montenvers”), with respect to the Common Stock and Warrants directly owned by it;

CUSIP No. 277461406	Schedule 13D	Page 22 of 31

(xv)	BlueMountain Montenvers GP S.à r.l., a private limited company incorporated under the laws of Luxembourg (“Montenvers GP” and together with Kicking Horse GP, BMCA GP, Long/Short Credit GP, Distressed GP, Strategic Credit GP and COF GP, the “General Partners”), with respect to the Common Stock and Warrants directly owned by Montenvers;

(xvi)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“Timberline”), with respect to the Common Stock and Warrants directly owned by it;

(xvii)	AAI BlueMountain Fund PLC, on behalf of its sub-fund BlueMountain Long/Short Credit and Distressed Reflection Fund, an Irish open-ended umbrella investment company incorporated as a public limited company with variable capital and with segregated liability between its sub-funds (“AAI” and together with Timberline, Montenvers and the Partnerships, the “BlueMountain Funds”), with respect to the Common Stock and Warrants directly owned by it;

(xviii)	BlueMountain Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as investment manager to the BlueMountain Funds, and has investment discretion with respect to the Common Stock and Warrants directly owned by the BlueMountain Funds; and

(xix)	BlueMountain GP Holdings, LLC, a Delaware limited liability company (the “Ultimate General Partner”), which serves as the ultimate general partner of each of the Partnerships, with respect to the Common Stock and Warrants directly owned by each of the Partnerships.

The principal business of: (i) each of the BlueMountain Funds is to serve as a private investment fund; (ii) each of the General Partners is to serve as the general partner of the respective Partnership or Montenvers, as applicable; (iii) the Investment Manager is to serve as investment manager to a variety of private investment funds (including the BlueMountain Funds) and to make investment decisions on behalf of those private investment funds; and (iv) the Ultimate General Partner is to serve as the ultimate general partner of a variety of private investment funds for which the Investment Manager serves as investment manager (including the Partnerships).

The executive officers, directors, and control persons of the Reporting Persons are as follows:

Andrew Feldstein	Chief Executive Officer and Co-Chief Investment Officer of the Investment Manager; Chief Executive Officer and Co-Chief Investment Officer of the Ultimate General Partner; Director of BMCA GP; Manager of Long/Short Credit GP; Manager of Distressed GP; Manager of Strategic Credit GP; Manager of Kicking Horse GP; Manager of COF GP; Director of Timberline

Stephen Siderow	Managing Partner and Co-President of the Investment Manager; Managing Partner and Co-President of the Ultimate General Partner

Alan Gerstein	Managing Partner of the Investment Manager; Managing Partner of the Ultimate General Partner; Manager of Long/Short Credit GP; Manager of Distressed GP; Manager of Strategic Credit GP; Manager of Kicking Horse GP; Manager of COF GP; Director of Timberline

Michael Liberman	Managing Partner and Chief Operating Officer of the Investment Manager; Managing Partner and Chief Operating Officer of the Ultimate General Partner

Bryce Markus	Managing Partner, Chief Financial Officer, Chief Risk Officer and Co-President of the Investment Manager; Managing Partner, Chief Financial Officer, Chief Risk Officer and Co-President of the Ultimate General Partner

David Rubenstein	Managing Partner, Chief Executive Officer Europe, General Counsel and Secretary of the Investment Manager; Managing Partner, Chief Executive Officer Europe, General Counsel and Secretary of the Ultimate General Partner; Manager of the Montenvers GP

Derek Smith	Managing Partner and Co-Chief Investment Officer of the Investment Manager; Managing Partner and Co-Chief Investment Officer of the Ultimate General Partner; Manager of the Montenvers GP

James Staley	Managing Partner of the Investment Manager; Managing Partner of the Ultimate General Partner

CUSIP No. 277461406	Schedule 13D	Page 23 of 31

Peter Greatrex	Managing Partner and Head of Research of the Investment Manager; Managing Partner and Head of Research of the Ultimate General Partner

James F. McKeon	Director of AAI

Barry McGrath	Director of AAI

Daniel J. Rayman	Director of AAI

Francois Bocqueraz	Director of AAI

Nathaniel Dalton	Director of BMCA GP

Elizabeth Gile	Director of BMCA GP; Manager of Long/Short Credit GP; Manager of Distressed GP; Manager of Kicking Horse GP; Manager of COF GP

Gary Linford	Director of BMCA GP; Manager of Long/Short Credit GP; Manager of Distressed GP; Manager of Kicking Horse GP; Manager of COF GP

William Reeves	Director of BMCA GP

Mark Shapiro	Director of BMCA GP; Manager of Long/Short Credit GP; Manager of Distressed GP; Manager of Strategic Credit GP; Manager of Kicking Horse GP; Manager of COF GP; Director of Timberline; Manager of Montenvers GP

Todd Groome	Manager of the Montenvers GP

Elli Stevens	Manager of the Montenvers GP

The business address of each BlueMountain Fund (other than Guadalupe, Montenvers and AAI) and BMCA GP is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The business address of each of the Investment Manager, Guadalupe, Long/Short Credit GP, Distressed GP, Strategic Credit GP, Kicking Horse GP, COF GP, the Ultimate General Partner, Mr. Feldstein, Mr. Siderow, Mr. Gerstein, Mr. Liberman, Mr. Markus, Mr. Rubenstein, Mr. Smith, Mr. Staley, Mr. Greatrex, Mr. Dalton, Ms. Gile, Mr. Linford, Mr. Reeves and Mr. Shapiro is 280 Park Avenue, 12th Floor, New York, New York 10017.

The business address of AAI is Beaux Lane House, Mercer Street Lower, Dublin 2, Ireland.

The business address of each of Mr. McKeon and Mr. McGrath is 75 St. Stephen’s Green, Dublin 2, Ireland.

The business address of Mr. Rayman is 78 Briarcliff Road, Tenafly, New Jersey 07670.

The business address of Mr. Bocqueraz is 88 Manchuria Road, London SW11 6AE, United Kingdom.

The business address of each of Montenvers, Montenvers GP and Mr. Stevens is 6D, Route de Treves, L-2633 Seningerberg, Luxembourg B176.316.

The business address of Mr. Groome is Grand Pavillion Commercial Centre, 1st Floor, 802 West Bay Rd., Grand Cayman, Cayman Islands.

Item 2(f) of Schedule 13D is hereby deleted and replaced with the following:

(f) Mr. Feldstein, Mr. Siderow, Mr. Gerstein, Mr. Liberman, Mr. Markus, Mr. Rubenstein, Mr. Smith, Mr. Staley, Mr. Greatrex, Mr. Rayman, Mr. Dalton, Ms. Gile, Mr. Reeves, Mr. Shapiro and Mr. Groome are each U.S. citizens. Mr. McKeon and Mr. McGrath are each Irish citizens. Mr. Bocqueraz is a French citizen. Mr. Linford is a South African citizen. Mr. Stevens is a British citizen.

CUSIP No. 277461406	Schedule 13D	Page 24 of 31

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended by adding the following:

Pursuant to the Plan, the Issuer issued to the BlueMountain Funds, on July 15, 2014, an aggregate of an additional 77,347 shares of Common Stock, 26,879 125% Warrants and 26,879 135% Warrants. The additional Warrants were issued in connection with distributions to the BlueMountain Funds as former unsecured creditors on account of their unsecured claims against the Debtors outstanding immediately prior to the effectiveness of the Plan.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of Schedule 13D is hereby deleted and replaced with the following:

(a-b) All percentages set forth in this Schedule D are based on the Issuer’s 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s report on Form 10-Q filed with the SEC on November 4, 2014, and are calculated assuming that the 235,254 125% Warrants and the 235,254 135% Warrants held by the BlueMountain Funds, but no other warrants, have been exercised. The information set forth in Rows 7-13 of each Cover Page of this Amendment No. 2 is hereby incorporated herein by reference.

A further detailed breakdown of the Reporting Persons’ beneficial ownership of Common Stock as of July 15, 2014 is as follows:

(i)	Credit Alternatives directly holds 2,961,422 shares of Common Stock;

(ii)	Long/Short Credit directly holds 970,012 shares of Common Stock;

(iii)	Guadalupe directly holds 189,520 shares of Common Stock;

(iv)	Distressed directly holds 349,977 shares of Common Stock;

(v)	Strategic Credit directly holds 262,289 shares of Common Stock;

(vi)	Kicking Horse directly holds 249,521 shares of Common Stock;

(vii)	COF directly holds 1,889,144 shares of Common Stock;

(viii)	Montenvers directly holds 181,923 shares of Common Stock;

(ix)	Timberline directly holds 321,891 shares of Common Stock; and

(x)	AAI directly owns 169,803 shares of Common Stock.

A further detailed breakdown of the Reporting Persons’ beneficial ownership of Warrants as of July 15, 2014 is as follows:

(i)	Credit Alternatives directly holds 92,252 125% Warrants and 92,252 135% Warrants;

(ii)	Long/Short Credit directly holds 30,221 125% Warrants and 30,221 135% Warrants;

(iii)	Guadalupe directly holds 5,904 125% Warrants and 5,904 135% Warrants;

(iv)	Distressed directly holds 10,891 125% Warrants and 10,891 135% Warrants;

(v)	Strategic Credit directly holds 8,191 125% Warrants and 8,191 135% Warrants;

(vi)	Kicking Horse directly holds 7,792 125% Warrants and 7,792 135% Warrants;

(vii)	COF directly holds 59,001 125% Warrants and 59,001 135% Warrants;

(viii)	Montenvers directly holds 5,681 125% Warrants and 5,681 135% Warrants;

(ix)	Timberline directly holds 10,019 125% Warrants and 10,019 135% Warrants; and

(x)	AAI directly holds 5,302 125% Warrants and 5,302 135% Warrants.

The Investment Manager, each General Partner and the Ultimate General Partner, each expressly declare that this filing shall not be construed as an admission that each is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

CUSIP No. 277461406	Schedule 13D	Page 25 of 31

(c) Since the most recent filing on Schedule 13D, none of the Reporting Persons has effected any transactions in any securities of the Issuer. However, on July 15, 2014, the Issuer issued to the BlueMountain Funds the following securities:

BlueMountain Fund	Security	Quantity
Credit Alternatives	Common Stock	30,102
Credit Alternatives	125% Warrant	10,461
Credit Alternatives	135% Warrant	10,461
Long/Short Credit	Common Stock	9,874
Long/Short Credit	125% Warrant	3,431
Long/Short Credit	135% Warrant	3,431
Guadalupe	Common Stock	1,928
Guadalupe	125% Warrant	670
Guadalupe	135% Warrant	670
Distressed	Common Stock	3,525
Distressed	125% Warrant	1,226
Distressed	135% Warrant	1,226
Strategic Credit	Common Stock	2,732
Strategic Credit	125% Warrant	949
Strategic Credit	135% Warrant	949
Kicking Horse	Common Stock	2,599
Kicking Horse	125% Warrant	903
Kicking Horse	135% Warrant	903
COF	Common Stock	19,676
COF	125% Warrant	6,838
COF	135% Warrant	6,838
Montenvers	Common Stock	1,895
Montenvers	125% Warrant	658
Montenvers	135% Warrant	658
Timberline	Common Stock	3,248
Timberline	125% Warrant	1,129
Timberline	135% Warrant	1,129
AAI	Common Stock	1,768
AAI	125% Warrant	614
AAI	135% Warrant	614

Item 7. Material to be Filed as Exhibits.

6.	Joint Filing Agreement dated December 1, 2014.

CUSIP No. 277461406	Schedule 13D	Page 26 of 31

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: December 1, 2014

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P. BY: BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT MASTER FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

CUSIP No. 277461406	Schedule 13D	Page 27 of 31

BLUEMOUNTAIN DISTRESSED MASTER FUND L.P.
BY: BLUEMOUNTAIN DISTRESSED GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY: BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES MASTER FUND I L.P.
BY: BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

CUSIP No. 277461406	Schedule 13D	Page 28 of 31

BLUEMOUNTAIN LONG/SHORT CREDIT AND DISTRESSED REFLECTION FUND, A SUB-FUND OF AAI BLUEMOUNTAIN FUND PLC
BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY: BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Authorized Person

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 277461406	Schedule 13D	Page 29 of 31

EXHIBIT 6

JOINT FILING AGREEMENT

The undersigned agree that Amendment No. 2 to the Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Eastman Kodak Company, dated as of December 1, 2014, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: December 1, 2014

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P. BY: BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT MASTER FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

CUSIP No. 277461406	Schedule 13D	Page 30 of 31

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED MASTER FUND L.P.
BY: BLUEMOUNTAIN DISTRESSED GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY: BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES MASTER FUND I L.P.
BY: BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

CUSIP No. 277461406	Schedule 13D	Page 31 of 31

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT AND DISTRESSED REFLECTION FUND, A SUB-FUND OF AAI BLUEMOUNTAIN FUND PLC
BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY: BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Authorized Person